

APTORUM

OUR MISSION IS TO FACILITATE LIFE SCIENCE INNOVATIONS TO SERVE UNMET MEDICAL NEEDS

Corporate Presentation

NASDAQ Global Market: APM


APTORUM
Nasdaq
APM
NasdaqListed

On 18th December 2018, Aptorum Group Limited listed on the **NASDAQ (ticker symbol: APM). IPO stock price is USD 15.80. Latest stock price is over USD 28.00 with current market capital of over USD 800 M.**

For illustrative purposes only.

The Expanding Universe of Aptorum





Acticule:
Non-Antibiotic Platform
Claves:
Pioneering Druggable Platform in microbiome
APTORUM
Smart-Act:
Accelerating drug development via systematic drug repurposing for orphan diseases





Ever expanding universe of drug IP

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

THE MECHANISMS OF ALS-4

ANTI-GOLDEN PIGMENT AGENT



IPP
FPP
crtM
4,4'-Diapophytoene
crtN
ALS-4
4,4'-Diapophytofluene
crtN
4,4'-Diapo-ζ-carotene
crtN
Pigment formation
4,4'-Diaponeurosporene
crtP
4,4'-Diaponeurosporen-4-al
aldH
4,4'-Diaponeurosporenoic acid
crtQ
Glucosyl-4,4'-Diaponeurosporenoic acid
crtO
Staphyloxanthin
Absence of golden color

- Staphyloxanthin is the golden yellow pigment of *S. aureus*
- The pigment protects the bacteria against oxidative stress produced by our immune cells.
- ALS-4 is intended to suppress one of the key enzymes in the pigment production process
- *S. aureus* without pigments are more susceptible to host immune clearance

mBio [8(5): e01224, 2017)]

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

ALS-4 is intended to inhibit *S. aureus* pigment production with an IC_{50} = 20nM


DMSO Control
ALS-4
200 nM
100 nM
50 nM
25 nM
12.5 nM
6.25 nM
3.13 nM

ALS-4 is observed to reduce bacterial load in mice


CFU/Kidney in log scale
0
2
4
6
8
Vehicle
ALS-4
*

Acute treatment

Compound concentration: 1 mM;

Inoculum: 5 X 10^6 per mouse

Treatment: twice for first 7 days,

First inject: 30 min after infection


CFU/Kidney in log scale
0
2
4
6
8
Vehicle
ALS-4

Delayed treatment

Compound concentration: 1 mM;

Inoculum: 2 X 10^7 per mouse

Treatment: twice for 7 days,

First inject: 11 days after infection

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

Diseases Associated with Microbiota

Digestive diseases

- *C. difficile* infection
- Colorectal cancer
- Inflammatory bowel disease
- Irritable bowel syndrome

Systemic diseases

- Obesity
- Diabetes
- Fatty liver
- Cardiovascular diseases
- Renal failure
- Depression
- Parkinsonism
- Autistic spectrum disorder

Our Strategy

1. Novel therapeutics to reduce amount of harmful gut microbiota chemicals that cause diseases
2. Act in gut with high affinity and specificity
3. Non-absorbable and free from systemic toxicity
4. Hundreds of metabolites for various clinical indications
5. Sustainable pipeline of unlimited therapeutic potentials

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

Smart-Act: Accelerating the Commercialization of Therapeutics

ACT- Accelerating the Commercialisation of Therapeutics

Traditional 3D



50%[1]
SUCCESS
69%[1]
SUCCESS
60%[1]
SUCCESS
36%[1]
SUCCESS
DISCOVERY
PRECLINICAL
PHASE 1
PHASE 2
PHASE 3

ACT 3D



COMPUTATIONAL ALGORITHMS & BIG DATA
ACT
REPURPOSE
ORPHAN DISEASES

COMPUTATIONAL ALGORITHMS AND BIG DATA
Protein docking, genetic simulation, immunology, genomics, bioimaging, animal studies, proteomics

REPURPOSE
Potentially skip preclinical and Phase I by using existing data or just need an abbreviated version

ORPHAN DISEASES
Potentially skip large-scale clinical trials

OUT-LICENSING OPPORTUNITIES
Immediate

[1] https://www.aptuit.com/ebook-drug-discovery;

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

TRADITIONAL 3D & ACT 3D

	Traditional 3D - Problems	Act 3D - Solutions
Time (years)	10-17 years[1] Drug Discovery: 3-10 years[2] Preclinical Development: 1 year Phase I: Several months[3] Phase II to market: 5.4 years[4]	5-6.5 years Drug Discovery: 1-1.5 year Preclinical Development: may not needed Phase I: May not needed Phase II to market: 3.9 years[4]
Cost	US$2.6 billion[5]	US$ 33 million[6]
Probability	↓ Low hit rate from discovery to commercialisation	Expect 5 - 10 candidates to potentially enter clinical trials every year ↑ Higher probability of success 30% approval rate for repurposed drugs[7]



REDUCE
≈8
YEARS
DEVELOPMENT TIME
REDUCE OVER
90%
DEVELOPMENT COST
INCREASE
PROBABILITY OF SUCCESS

1 http://www.totalbiopharma.com/2012/07/04/4-key-benefits-drug-repositioning/
2 Estimated based on the overall development time of 10-17 years
3 https://www.fda.gov/forpatients/approvals/drugs/ucm405622.htm
4 Source: Drug Discov Today. 2012;17(13-14):660-4.
5 https://www.the-scientist.com/features/repurposing-existing-drugs-for-new-indications-32285
6 Source: Key cost drivers of pharmaceutical clinical trials in the United States (PDF), pg 5 (121), Oncology https://www.ncbi.nlm.nih.gov/pubmed/20908540
7 https://www.dcatvci.org/11-value-chain-insights/114-drug-repurposing-and-repositioning-making-new-out-of-old#

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

LIFE EXAMPLES: Neuroblastoma


TARGET A
14 drugs identified


TARGET B
20 drugs identified


TARGET C
12 drugs identified


Lump in the abdomen


Lump in the chest





Wet Lab Validation	2019
Phase 3 Trial Done	2021
Regulatory Approval	2024
Commercialisation	2025
Total	6 years*

* Timeline is for illustrative purposes only. Actual timing and results may vary.

This slide merely shows an example of indications which the Smart-ACT may provide drug repurposing solutions. It is not a representation that we are actually developing a drug for this diseases and/or under the development timeline mentioned.

APTORUM

Dr. Justin WU – *Clinical Advisor*

Dr. Nishant AGRAWAL – *Clinical Advisor*

Dr. Henry CHAN – *Clinical Advisor*

Dr. Philip CHIU – *Clinical Advisor*

Dr. Vincent MOK – *Clinical Advisor*

Dr. Kenny YU – *Clinical Advisor*

Ms. Monique LEE – *Head of Legal, Aptorum*

Ms. Margaret BURKE – *Patent Attorney*

Mr. Sam YIP – *Patent Attorney*

Ms. Flora HO – *Patent Agent*

Mr. Johnny WONG – *Patent Specialist*

Mr. Tim HUANG – *Patent Specialist*


Clinical Validation
Quantitative Big Data
ACT
IP Protection
Formulation Wet Lab Validation

Mr. Geoffrey TIPTON – *CTO, Aenco*

Dr. Ka-Wai KWOK – *Advisor*

Mr. Issac CHEUNG – *Full Stack Developer*

Mr. Aaron REGALA – *Business Analyst*

Dr. Thomas LEE – *Head of R&D, Aptorum*

Dr. Albert CHOW – *CEO, Aptorum Pharmaceutical Development*

Dr. Daniel POON – *Senior Project Leader*

Mr. Junzhe HUANG – *Manager*

Dr. Kwok CHOW – *Advisor*

Mr. Austin FREEDMAN – *Advisor*

Dr. Herman LAM – *Advisor*

For illustrative purposes only.

APTORUM

ACT- Accelerating the Commercialisation of Therapeutics

ACT THERAPEUTIC PORTFOLIO VALUATION VERSUS PROJECTED CLINICAL ASSETS:
Commercialisation + Out-Licensing Monetization Strategies



Est. # Cumulative New Candidates Emerging From Validation; lhs Est. #
Cumulative Clinical Assets in Pipeline; lhs
Projected Mid-range Valuation (US$bn); rhs
NO. OF DRUG CANDIDATES / CLINICAL ASSETS
USD $bn
Early opportunities for out-licensing of clinical asset
35
30
25
20
15
10
5
0
45.00
40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
3
1
10
17
2
24
3
31
4
$0.5
$3.3
$16.3
$29.3
$42.4
2019
2020
2021
2022
2023

[1]Smart Pharma internal estimates based on model assumptions. Details available upon request.
[2]https://www.ncbi.nlm.nih.gov/pubmed/26908540

Potential of ACT	
Orphan Diseases	7000
Pipeline	• 5 – 10[1] candidates potentially enter clinical trials each year • Expect 1st clinical asset[1] in 2020 and cumulatively 4 clinical assets[1] by 2023
Potential Asset Pipeline Valuation	• Projected mid-range value at US$42 billion[1] by 2023
Clinical Development Costs (Wet-lab, Phase 2, Phase 3)	• US$ 33 million[2] per cancer drug • US$ 120 million accumulated development costs by 2023
Return on Invested Capital	• Per drug candidate: 4x to 5x[1] (over 4 years) • **Perpetual pipeline:** Systematic pipeline of clinical assets targeting orphan diseases and unmet medical needs!

Value projections are illustrative only. All estimates and forward-looking projections are based on modeled assumptions, which we believe to be reasonable, and evidence based where applicable. However, such assumptions are subject to change based on newly emerging data and/or evidence, which could lead to changes in some or all projections presented in this presentation. We disclaim any responsibility to update these projections in the event of such changes at any time in the future.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

APM Stock Performance (as of 27/5/2019)



Announcement of Inclusion in MSCI Hong Kong Micro Cap Index
Announcement of launching Claves Platform
Announcement of USD 90 M Agreement with A*STAR
Announcement of launching Smart-Act™ Platform
28.57
27.00
26.00
25.00
24.00
23.00
22.00
21.00
20.00
19.00
18.00
17.00
16.00
15.00
14.00
13.00
2019
feb
mar
apr
may

Stock chart extracted from https://www.nasdaq.com/symbol/apm/interactive-chart

For illustrative purposes only.

APTORUM

DISCLAIMER

Certain information included in this presentation and other statements or materials published by Aptorum Group Limited (the "Company") are not historical facts but are forward-looking statements.

These forward-looking statements refer in particular to the Company's management's business strategies, its expansion and growth of operations, future events, trends or objectives and expectations, which are naturally subject to risks and contingencies that may lead to actual results materially differing from those explicitly or implicitly included in these statements. Forward-looking statements speak only as of the date of this presentation and, subject to any legal requirement, the Company does not undertake to update or revise the forward-looking statements that may be presented in this document to reflect new information, future events or for any other reason and any opinion expressed in this presentation is subject to change without notice. Such forward looking statements are for illustrative purposes only. Forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the Company. These risks and uncertainties include among other things, the uncertainties inherent in research and development of new products, including future clinical trial results and analysis of clinical data (including post-marketing data), decisions by regulatory authorities, such as the Food and Drug Administration or the European Medicines Agency, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates.

A detailed description of risks and uncertainties related to the Company's activities is included under the "Risk factors" section of the Company's Form 20-F and other filings that Aptorum Group may make with the SEC in the future. This presentation contains statistics, data and other information relating to markets, market sizes, market shares, market growth, market positions and other industry data pertaining to the Company's business and markets. Such information is based on the Company's analysis of multiple internal and third party sources, including information extracted from market research, governmental and other publicly available information, independent industry publications and information and reports. The Company, its affiliates, shareholders, directors, officers, advisors, employees and representatives have not independently verified the accuracy of any such market data and industry forecasts. Such data and forecasts are included in this presentation for information purposes only.

This presentation does not contain or constitute an offer of securities for sale or an invitation or inducement to invest in securities in the United States or any other jurisdiction. This presentation includes only summary information and does not purport to be comprehensive. No reliance should be placed on the accuracy or completeness of the information or opinions contained in this presentation.

APTORUM

APTORUM GROUP LIMITED

investor.relations@aptorumgroup.com

T +852 2117 6611

F +852 2850 7286